SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

REPORT PURSUANT TO
SECTION 15 (D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Period Ended March 31, 2002

RadioShack 401(k) Plan

(full title of Program)

RADIOSHACK CORPORATION
100 Throckmorton Street
Suite 1800
Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

March 31, 2002 and 2001 and for the
Year Ended March 31, 2002

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits at March 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2002	3

Notes to Financial Statements	4–12

Supplemental Schedules:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) at March 31, 2002 Schedule 1

Schedules required by ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Accountants

To the Participants and Administrative Committee of
the RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) at March 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 16, 2002

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
March 31, 2002 and 2001

	March 31,
	2002	2001
Assets

Investments (at fair value):

Participant-directed	$220,583,913	$254,188,748
Company-directed:

RadioShack preferred stock—allocated	160,196,695	192,040,542

RadioShack preferred stock—unallocated	7,428,634	28,249,582

RadioShack common stock	45,914,529	48,487,758

Common stocks	17,195	19,962

Total investments	434,140,966	522,986,592

Contributions receivable:

Employee	235,695	465,002

Employer	1,013,492	2,150,333

Total assets	435,390,153	525,601,927

Liabilities

Interest payable	62,492	193,833

Payable to participants	—	147,083

Notes payable	3,804,000	11,630,000

Total liabilities	3,866,492	11,970,916

Net assets available for benefits	$431,523,661	$513,631,011

RADIOSHACK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended March 31, 2002

Investment income:
Dividends—preferred stock	$4,086,510
Dividends—all other investments	5,341,868
Participant loan interest	1,583,406
Net depreciation in fair value of preferred stock	(35,190,469)
Net depreciation in fair value of all other investments	(44,243,097)

(68,421,782)

Contributions:
Employee	20,950,564
Employer	2,722,371

23,672,935

Withdrawals and termination payments	(36,654,713)
Interest expense	(643,991)
Other	(59,799)

Net decrease in plan assets	(82,107,350)

Net assets available for benefits at beginning of year	513,631,011

Net assets available for benefits at end of year	$431,523,661

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan:

The following description of the RadioShack 401(k) Plan, formerly known as the Tandy Fund, (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, or the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering certain employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”) who will have completed at least one year of service of not less than 1,000 hours in the following calendar quarter. The Plan is an individual account plan with multiple, participant-directed investment options and which is intended to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”). The Administrative Committee of the Company administers the Plan.

As of March 31, 2002 and 2001, there were 10,703 and 11,749 employees of the Company participating in the Plan and 19,837 and 20,205 employees eligible to participate, respectively.

Plan Trustee

The Company’s Board of Directors has appointed Putnam Fiduciary Trust Company (“Putnam”) as the Plan’s trustee.

Method of Operation

The Plan consists of a Company-directed feature which includes an employee stock ownership plan (“ESOP”) and a participant-directed feature. The ESOP feature of the Plan is comprised of three accounts: the “ESOP Preferred Stock” account, the “Profit Sharing” account, and the “Suspense” account.

The “ESOP Preferred Stock” account represents the participants’ interests in Preferred Stock that has been allocated on a pro rata basis to the participants’ individual accounts from the “Suspense” account.

The “Profit Sharing” account represents discretionary matching contributions made to the Plan by RadioShack and allocated on a pro rata basis to the participants’ individual accounts.

The “Suspense” account had an original unallocated share account, which consisted of 100,000 shares of RadioShack Series B Tandy Employees Stock Ownership Plan (“TESOP”) Convertible Preferred Stock (the “Preferred Stock”). The Preferred Stock was purchased in July 1990 with funds obtained through a $100 million note payable. Each share of Preferred Stock is convertible into 87.072 shares of RadioShack common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of Preferred Stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The note payable is discussed in Note 4. Funds are derived from Company contributions and dividends paid on the Preferred Stock. These funds are used to pay the debt which releases a pro rata portion of the Preferred Stock and the Preferred Stock released is allocated on a pro rata basis to the individual “ESOP Preferred Stock” accounts of the participants. The allocation to participants’ accounts occurs effective on the last day of each plan year.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Participant Contributions

Participants are allowed to defer, in increments of 1%, a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code (“IRC”).

Participants are provided with the option to direct their contributions in various investment options, each of which is described in more detail in Note 3. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

Company Contributions

Company contributions are made directly through the ESOP feature of the Plan. The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Preferred Stock. Cash dividends are paid on shares of Preferred Stock semi-annually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Preferred Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was incurred to purchase the Preferred Stock. As the debt is reduced, a pro rata number of shares of Preferred Stock is released and allocated to participants’ “Preferred Stock” accounts as of the last day of each plan year. The amount of dividends allocated to a participant’s account is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of an individual participant’s shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

RadioShack is eligible to make discretionary matching contributions to the participants’ “Profit Sharing” account at any time. No discretionary matching contributions were made to the Plan during the year ended March 31, 2002.

Participants Accounts

Participants ESOP accounts are valued as of the last day of each month. Participants investments in common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed the following:

(a)	a copy of the annual report of RadioShack Corporation;
(b)	any RadioShack Stock Plan/Plan prospectus incorporated by reference into the registration statements on Form S-8 or an appendix to the prospectus; and
(c)	any material amendment made to any revised summary plan description booklet, which also constitutes the Plan’s prospectus, and the summary annual report.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vesting

Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon. A participant, who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Preferred Stock account, along with earnings thereon and forfeitures of terminated participants’ nonvested accounts. A participant who does not meet this requirement will become fully vested in the Company’s contributions upon the earlier to occur of five years of service with the Company or three years of continuous participation in the Plan.

Effective April 1, 2002, the Plan has been amended to adjust the service and participation requirements for vesting in Company contributions. According to the amendment, participants will become fully vested upon 3 years of service with the Company.

Payment of Benefits

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

(a)	Single sum payment in cash
(b)
Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant’s actual life expectancy, if shorter)

(c)	Equal monthly cash installments for a period of up to ten years (or the participant’s actual life expectancy, if shorter)
(d)	Part cash and part securities

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated among the remaining participants’ accounts and a total of $2,975,628 was forfeited for the year ended March 31, 2002.

Loans to Participants

A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant’s regular gross wages. The minimum loan amount is $500; to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The loans are collateralized by the balance in the participant’s account and bears interest at rates fixed by the Administrative Committee based on the interest rate currently charged on commercial loans. The weighted average interest rate charged on participant loan balances was 8.98% for the year ended March 31, 2002.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. RadioShack Common Stock is valued at its closing market price. RadioShack Preferred Stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

Contributions

Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company and assets of the Plan.

Benefits

Benefits are recognized when paid.

Expenses of the Plan

At March 31, 2001, the trustee was responsible for both the management and record keeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

Concentration of Plan Assets

The Plan has approximately 72% and 78% of its total investments (including unallocated Preferred Stock) invested in securities of its sponsor, RadioShack, at March 31, 2002 and 2001, respectively.

3.    Investments:

The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

RadioShack Common Stock

Consists solely of RadioShack Common Stock for those who want to share in the potential growth of the Company.

Putnam Income Fund

Seeks current income consistent with prudent risk through a flexible, diversified strategy that encompasses a range of fixed-income categories, including government bonds and investment-grade and high-yield corporate bonds.

Putnam Voyager Fund

Seeks capital appreciation by investing mainly in a combination of stocks of mostly midsize companies expected to grow over time, as well as stocks of larger, more established corporations.

Putnam Asset Allocation Fund: Growth Portfolio

Seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

Putnam Asset Allocation Fund: Balanced Portfolio

Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

Putnam Asset Allocation Fund: Conservative Portfolio

Seeks total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce overall risk, while a portion remains in stocks to help investments stay ahead of inflation.

Putnam International Growth Fund

Seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Putnam Investors Fund

Seeks long-term growth of capital by investing mainly in blue-chip stocks – those of large, well-established companies – selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

Putnam Money Market Fund

Seeks current income and safety of principal by investing in short-term high-quality money market securities.

Putnam S&P 500 Index Funds

Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Putnam Equity Income Fund

Seeks current income, with capital growth as a secondary goal, by investing mainly in stocks that have the potential to consistently pay above-average dividends as well as the potential to grow in value over time.

Putnam Intermediate U.S. Government Income Fund

Seeks current income consistent with capital preservation by investing mostly in a blend of U.S. government securities and seeks to maintain an average portfolio maturity of 3 to 10 years.

The following investments represent 5% or more of the Plan’s net assets:

	Shares		Fair Value
	2002	2001	2002	2001
RadioShack Common Stock
Participant-Directed	3,253,510	3,792,702	$97,735,407	$139,154,231
Company-Directed*	1,528,446	1,321,552	45,914,529	48,487,758

Series B TESOP Convertible
Preferred Stock—Allocated *	60,386	59,425	160,196,695	192,040,542

Series B TESOP Convertible
Preferred Stock—Unallocated *	2,800	8,741	7,428,634	28,249,582

Putnam Voyager Fund	2,500,418	2,292,525	42,882,166	43,237,016

*	Company-directed investments

The net depreciation in the fair value of investments for the year ended March 31, 2002 is comprised of the following:

Employer investments:
Common stock	$39,244,666
Preferred stock	35,190,469

$74,435,135

Other investments:
Mutual funds	$4,995,665
Common stocks	2,766

$4,998,431

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

The changes in Company-directed investments for the year ended March 31, 2002 are as follows:

Investment income:
Dividends—preferred stock	$4,086,510
Dividends—all other investments	927,369
Net depreciation in fair value of preferred stock	(35,190,469)
Net depreciation in fair value of all other investments	(16,751,946)

(46,928,536)

Contributions:
Employer	2,722,371

2,722,371

Withdrawals and termination payments	(16,986,616)
Interest expense	(643,991)
Loan and repayments, net	(36,890)
Other	(260,549)

Net decrease in plan assets	$(62,134,211)

4.    Notes Payable:

The “1990 Notes” were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that matured and was paid in full on June 30, 2000. The 1990 Notes were originally issued by the TESOP and guaranteed by the Company. The TESOP was eventually merged into the Plan. The 1990 Notes bore interest at 9.34% per annum payable semi-annually on each December 30 and June 30 through June 30, 2000.

On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes. Under this agreement, the Plan borrowed, in a series of six notes (“Notes”), $16,693,000 at interest rates ranging from 5.84% to 8.76%. These Notes are also guaranteed by the Company and the final payment of $3,804,000 is due on December 30, 2002. The fair value of the Plan’s total debt of $3,804,000 is approximately $3,583,000 at March 31, 2002. The fair value is primarily based on current fair market value rates for similar issuances.

5.    Tax Status of the Plan:

The Plan received a determination letter from the Internal Revenue Service dated April 28, 1998. The Plan has subsequently been amended and management has applied for a similar determination letter from the Internal Revenue Service for the Plan. Management believes that the Plan remains qualified under Section 401(a) of the IRC and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

During fiscal 2000 the Plan discovered that Putnam failed to administer the Plan in accordance with certain of its terms, thereby failing to comply with Section 404(a)(1)(D) of ERISA. Most of these were technical violations that arose out of the failure to follow voluntary optional Plan provisions that are not required by ERISA or the IRC. These voluntary optional Plan provisions are: (i) aggregate loan repayment amounts cannot exceed 25% of a participant’s bi-weekly salary; (ii) no more than two loans may be originated in a 12 month period; (iii) participants may not make salary deferrals to the Plan within a certain period following an in-service withdrawal; and (iv) participants become fully vested in the Company’s contributions upon the earlier to occur of five years of service with the Company or three years of continuous participation in the Plan. Additionally, certain loans were not repaid within five years as required by IRC Section 72(p).

In order to rectify the incorrect loans and vesting issues, the Plan has been retroactively amended to eliminate the loan limitation provisions described in (i) and (ii) above during the applicable period. The Plan has also been amended so that the service and participation requirements for vesting in Company contributions reflect the actual administration of the Plan. With respect to salary deferrals that were permitted too quickly following an in-service withdrawal, the Plan has unwound these transactions and the Plan and its participants, who did not make these erroneous deferrals, have been restored to where they would have been had these erroneous deferrals never taken place. Also, the Plan has issued a Form 1099-R and distributed the erroneous deferrals and earnings to each affected participant. With respect to loans outstanding greater than 5 years, the Plan has provided participants with an opportunity to repay the loan, and upon failure to do so, has defaulted the loan.

On October 15, 2001, the Internal Revenue Service signed a closing agreement under the “Walk-In Closing Agreement Program” (“Walk-In CAP”) that approved the aforementioned amendments and remedial actions. As of March 31, 2002, all deferrals have been corrected and appropriate amendments have been made. All costs in connection with the remedial actions have been borne by Putnam, not the Plan, its participants nor the Company.

6.    Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Company redeemed $11,673,004 of Preferred Stock from the Plan during 2002.

7.    Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the IRS Form 5500:

March 31, 2002
Net assets available for Plan benefits per the financial statements	$431,523,661
Less: Benefit obligations currently payable	1,245,048

Net assets available for Plan benefits per the Form 5500	$432,768,709

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

Year Ended March 31, 2002
Benefits paid to participants per the financial statements	$36,654,713
Add: Benefit obligations payable at March 31, 2002	1,245,048
Less: Benefit obligations payable at March 31, 2001	(980,469)

Benefits paid to participants per the Form 5500	$36,919,292

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2002, but not yet paid as of that date.

Schedule I

RADIOSHACK 401(k) PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
March 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current Value
*	RadioShack Corporation	Common stock
		Participant-directed	N/A	$97,750,773
		Company-directed	$13,625,861	45,914,529
*	RadioShack Corporation	Preferred Stock
		Allocated	60,386,070	160,196,695
		Unallocated	2,800,220	7,428,634
	Tandycrafts, Inc.	Common stock	953	119
	InterTAN, Inc.	Common stock	7,216	17,076
*	Putnam Investments	Income Fund	N/A	7,888,477
*	Putnam Investments	Voyager Fund	N/A	42,882,166
*	Putnam Investments	Asset Allocation-Growth Portfolio	N/A	14,486,934
*	Putnam Investments	Asset Allocation-Balanced Portfolio	N/A	17,280,514
*	Putnam Investments	Asset Allocation-Conservative Portfolio	N/A	4,368,486
*	Putnam Investments	International Growth Fund	N/A	2,796,654
*	Putnam Investments	Investors Fund	N/A	2,521,857
*	Putnam Investments	Money Market Fund	N/A	10,529,973
*	Putnam Investments	Equity Income Fund	N/A	532,055
*	Putnam Investments	Intermediate U.S. Government Income	N/A	216,368
*	Putnam Investments	S&P 500	N/A	1,549,849
*	Various participants	Participant loans receivable—terms of 6 months—
		5 years, interest rates of 7.00%—10.50%	N/A	17,779,807

				$434,140,966

*—Denotes a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIOSHACK 401(K) PLAN

By:	/s/ J. H. BRADLEY
J. H. Bradley Administrative Committee Member

By:	/s/ R. MCINNIS
R. McInnis Administrative Committee Membe

By:	/s/ R. RAY
R. Ray Administrative Committee Membe

Date:    September 24, 2002

Index to Exhibits

Exhibit Number	Description of Exhibit

23	Consent of Independent Accountants